news release

UTStarcom Rolls Out IPTV Set-Top Boxes with
Zi Corporation's eZiText Predictive Text Solution

eZiText on Set-Top-Boxes in China for the First Time

CALGARY, AB, August 21, 2008 – Zi Corporation (NASDAQ: ZICA) (TSX: ZIC) (the "Company" or "Zi"), a leading provider of solutions for mobile search, text input and advertising, today announced that UTStarcom (NASDAQ:UTSI), a major international IP and wireless technology manufacturer, has begun shipping Internet Protocol TV (IPTV) set-top-boxes in China featuring predictive text input solution eZiText™ in English and Chinese.

The licensing agreement signed last November solidifies Zi Corporation's relationship with UTStarcom and opens the door to other potential applications for Zi's leading input products within the UTStarcom family of products and solutions. Zi is to receive fixed royalties under this agreement.

BaiJun Zhao, SVP of UTStarcom and GM of RollingStream BG said, "We have chosen Zi Corporation again because of the quality of its text-entry solutions and superior technical support, especially in Asia. We are very focused on developing our strategic base of IP solutions and Zi provides us with the text input capabilities we need in Asia."

Milos Djokovic, President and CEO of Zi Corporation said, "We are very pleased that UTStarcom continues to use our award-winning products to succeed in the global marketplace. This deal demonstrates the versatility of our input products and the opportunity we have as a company to tap into other similar markets."

About UTStarcom

UTStarcom is a global leader in IP-based, end-to-end networking solutions and international service and support. The company sells its broadband, wireless, and handset solutions to operators in both emerging and established telecommunications markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks. Founded in 1991 and headquartered in Alameda, California, the company has research and development operations in the United States, Canada, China, Korea and India. For more information about UTStarcom, visit the company's Web site at http://www.utstar.com.

About eZiText

eZiText is a user-friendly text input system that enables consumer electronic manufacturers and telecom carriers to provide end users with a richer, more personalized text input experience. eZiText enables faster and more efficient text entry through predictive entry and word completion; the software also learns usage patterns and new vocabulary. eZiText supports 62 unique language databases.

About Zi Corporation

Zi Corporation is a leading provider of discovery and usability solutions for mobile search, input and advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is currently listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit zicorp.com.

This release may be deemed to contain forward-looking statements under applicable securities laws. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi™, eZiType™, eZiText™, Decuma™ and Qix™ are trademarks of Zi Corporation and/or its subsidiaries.

For more information:
Cameron Associates Inc.	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
212-554-5488	403-233-8875	403-233-8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com